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                              June 16, 2021

       Sanjeev Satyal
       Chief Executive Officer
       Monterey Bio Acquisition Corp
       17 State Street, 21st Floor
       New York, NY 10004

                                                        Re: Monterey Bio
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 21,
2021
                                                            CIK No. 0001860663

       Dear Mr. Satyal:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted May 21, 2021

       Summary
       Stockholder approval of, tender offer or redemption in connection with, initial business combination, page 15

   1.                                                   Throughout the
prospectus you describe both a process by which public stockholders can convert public shares
for cash and a process by which public stockholders can redeem public shares for cash.
Please clarify the differences between these two processes (i.e., conversion and
redemption) and separate the discussions if they are in fact two different processes. If there is
only a single process for the redemption of public shares, please revise your disclosure
throughout the prospectus to clarify the description of that process, using clear, consistent
terminology throughout. In doing so, please be explicit about
 Sanjeev Satyal
Monterey Bio Acquisition Corp
June 16, 2021
Page 2
         whether or not a public stockholder must vote (and in a particular way) in order to redeem. Finally, please add a sub-section here to discuss the manner in which you will conduct redemptions.
       Please contact Benjamin Richie at 202-551-2365 or Dietrich King at 202-551-8071 with any questions.



FirstName LastNameSanjeev Satyal                             Sincerely,
Comapany NameMonterey Bio Acquisition Corp
                                                             Division of
Corporation Finance
June 16, 2021 Page 2                                         Office of Trade &
Services
FirstName LastName